SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                        Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



                                 29 August, 2006


                                  BT Group plc
                 (Translation of registrant's name into English)


           BT Centre
           81 Newgate Street
           London
           EC1A 7AJ
           England

                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



Enclosures:  1.  Holding(s) in Company announcement made on 29 August, 2006




                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES

1)              Name of company

BT Group plc

2) Name of shareholder having a major interest

Barclays PLC

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Total holding of the above shareholder

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Registered Holder                       Account Designation      Holding

BANK OF IRELAND                                         426353       1,049,452
BANK OF IRELAND                                         426360          95,432
BANK OF NEW YORK                                                       592,013
Barclays Bank PLC (Singapore)                                            3,700
BARCLAYS CAPITAL NOMINEES LIMITED                                    6,101,332
BARCLAYS CAPITAL NOMINEES LIMITED                                  317,698,100
BARCLAYS CAPITAL NOMINEES LIMITED                                      146,000
Barclays Global Investors Canada                                       596,194
Barclays Trust Co & Others                                              39,996
BARCLAYS TRUST CO AS EXEC/ADM C
000000000000000000                                                       1,145
Barclays Trust Co DMC69 C
000000000000000000                                                      83,788
Barclays Trust Co E99 C
000000000000000000                                                       2,607
Barclays Trust Co R69 C
000000000000000000                                                     177,236
BNP PARIBAS                                                            601,646
CHASE NOMINEES LTD                                       16376       4,057,629
CHASE NOMINEES LTD                                       20947      62,180,487
CHASE NOMINEES LTD                                       21359       3,206,919
CHASE NOMINEES LTD                                       28270       2,735,867
CHASE NOMINEES LTD                                       28270       1,031,669
CIBC MELLON GLOBAL SECURITIES                                          460,459
Clydesdale Nominees HGB0125                           32419001           1,725
Clydesdale Nominees HGB0125                           59441401          28,085
Clydesdale Nominees HGB0125                           59477501             730
Clydesdale Nominees HGB0125                          100227401           1,252
Gerrard Nominees Limited                                605704           1,600
Gerrard Nominees Limited                                607486           1,040
Gerrard Nominees Limited                                608459             650
Gerrard Nominees Limited                                611717           7,000
Gerrard Nominees Limited                                617906           4,000
Gerrard Nominees Limited                                620404           1,010
Gerrard Nominees Limited                                631118          24,600
Gerrard Nominees Limited                                633484           1,040
Gerrard Nominees Limited                                635860           3,200
Gerrard Nominees Limited                                637739           1,350
Gerrard Nominees Limited                                642686           1,530
Gerrard Nominees Limited                                643975          13,200
Gerrard Nominees Limited                                647291           2,700
Gerrard Nominees Limited                                650668           5,200
Gerrard Nominees Limited                                652198          14,500
Gerrard Nominees Limited                                654151           3,500
Gerrard Nominees Limited                                658574           3,150
Gerrard Nominees Limited                                658729           1,950
Gerrard Nominees Limited                                659442           2,750
Gerrard Nominees Limited                                659645           2,600
Gerrard Nominees Limited                                660302           6,500
Gerrard Nominees Limited                                660318          88,000
Gerrard Nominees Limited                                660632           2,000
Gerrard Nominees Limited                                660758          33,000
Gerrard Nominees Limited                                660851          26,000
Gerrard Nominees Limited                                768557          24,350
Gerrard Nominees Limited                                770101          26,500
Gerrard Nominees Limited                                774125             750
Gerrard Nominees Limited                                774160           3,600
Gerrard Nominees Limited                                777488           1,550
Gerrard Nominees Limited                                777546             650
Gerrard Nominees Limited                                781271          17,500
Greig Middleton Nominees Limited (GM1)                               3,264,833
Greig Middleton Nominees Ltd (GM3)      126066DA                         3,400
Greig Middleton Nominees Ltd (GM3)      220805DN                       542,500
Greig Middleton Nominees Ltd (GM3)      523475DN                     1,000,000
INVESTORS BANK AND TRUST CO.                                         8,553,181
INVESTORS BANK AND TRUST CO.                                           131,957
INVESTORS BANK AND TRUST CO.                                        40,543,718
INVESTORS BANK AND TRUST CO.                                           949,820
INVESTORS BANK AND TRUST CO.                                        23,145,165
INVESTORS BANK AND TRUST CO.                                           120,375
INVESTORS BANK AND TRUST CO.                                           772,319
INVESTORS BANK AND TRUST CO.                                         2,656,179
INVESTORS BANK AND TRUST CO.                                         9,842,411
INVESTORS BANK AND TRUST CO.                                           158,040
INVESTORS BANK AND TRUST CO.                                         3,253,787
INVESTORS BANK AND TRUST CO.                                         1,425,520
INVESTORS BANK AND TRUST CO.                                           800,354
INVESTORS BANK AND TRUST CO.                                            65,963
INVESTORS BANK AND TRUST CO.                                        21,805,095
INVESTORS BANK AND TRUST CO.                                           580,944
INVESTORS BANK AND TRUST CO.                                           238,500
INVESTORS BANK AND TRUST CO.                                         2,558,665
INVESTORS BANK AND TRUST CO.                                         2,140,425
INVESTORS BANK AND TRUST CO.                                           672,804
JP MORGAN (BGI CUSTODY)                                  16331       2,067,206
JP MORGAN (BGI CUSTODY)                                  16338         504,571
JP MORGAN (BGI CUSTODY)                                  16341       2,408,169
JP MORGAN (BGI CUSTODY)                                  16341       4,549,056
JP MORGAN (BGI CUSTODY)                                  16342       1,070,744
JP MORGAN (BGI CUSTODY)                                  16344         797,532
JP MORGAN (BGI CUSTODY)                                  16345       1,338,176
JP MORGAN (BGI CUSTODY)                                  16400      63,607,143
JP MORGAN (BGI CUSTODY)                                  17011         142,657
JP MORGAN (BGI CUSTODY)                                  18409       6,405,021
JPMORGAN CHASE BANK                                                    741,592
JPMORGAN CHASE BANK                                                  3,821,463
JPMORGAN CHASE BANK                                                    273,739
JPMorgan Chase Bank                                                    338,039
JPMorgan Chase Bank                                                    367,571
JPMorgan Chase Bank                                                    332,469
JPMorgan Chase Bank                                                     82,684
JPMorgan Chase Bank                                                  2,716,589
JPMorgan Chase Bank                                                  2,766,699
JPMorgan Chase Bank                                                  1,189,437
JPMorgan Chase Bank                                                    509,623
JPMorgan Chase Bank                                                     85,799
JPMorgan Chase Bank                                                    896,766
JPMorgan Chase Bank                                                     70,134
JPMorgan Chase Bank                                                    285,731
JPMorgan Chase Bank                                                  4,555,829
JPMorgan Chase Bank                                                  1,128,806
JPMorgan Chase Bank                                                     67,783
JPMorgan Chase Bank                                                    230,826
JPMorgan Chase Bank                                                    431,755
JPMorgan Chase Bank                                                    285,269
JPMorgan Chase Bank                                                  1,213,479
JPMorgan Chase Bank                                                    824,755
JPMorgan Chase Bank                                                     78,398
Master Trust Bank                                                      399,929
Mellon Trust - US CUSTODIAN /                                          336,763
Mellon Trust - US CUSTODIAN /                                        1,040,139
MELLON TRUST OF NEW ENGLAND                                            626,567
Mitsubishi Trust International                                         261,380
Mitsui Asset                                                           139,141
NORTHERN TRUST BANK - BGI SEPA                                       1,301,973
NORTHERN TRUST BANK - BGI SEPA                                         335,882
NORTHERN TRUST BANK - BGI SEPA                                       1,558,269
R C Greig Nominees Limited                                          13,656,399
R C Greig Nominees Limited a/c AK1                                   4,212,850
R C Greig Nominees Limited a/c BL1                                   1,156,568
R C Greig Nominees Limited a/c CM1                                     405,349
R C Greig Nominees Limited GP1                                       2,057,521
R C Greig Nominees Limited SA1                                         786,650
Reflex Nominees Limited                                                 10,893
Reflex Nominees Limited                                                  4,025
STATE STREET BANK & TRUST - WI                                       1,189,520
STATE STREET BANK AND TRUST CO                                          46,800
STATE STREET BOSTON                                                  1,120,955
STATE STREET BOSTON                                                  4,325,300
STATE STREET TRUST OF CANADA -                                       1,059,364
The Northern Trust Company - U                                         745,083
Trust & Custody Services Bank                                            4,975
Trust & Custody Services Bank                                           84,144
ZEBAN NOMINEES LIMITED                                                 706,602

                                Total                              670,204,939



5) Number of shares/amount of stock acquired

Total holding of 670,204,939 shares

6) Percentage of issued class

8.05%

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued class-

N/A

9) Class of security

Ordinary shares of 5p in BT Group plc

10) Date of transaction

n/a

11) Date company informed

29 August 2006

12) Total holding following this notification

Total holding of 670,204,939 shares

13) Total percentage holding of issued class following this notification

8.05%

14) Any additional information

This notification updates the previous notification dated 9 August 2006 and is a result of the reduction in the total holding of Barclays plc from 836,615,916 to 670,204,939 shares.

15) Name of contact and telephone number for queries

Alan Scott, 020 7356 5162

16) Name of authorised company official responsible for making this notification

Alan Scott, 020 7356 5162

Date of notification 29 August 2006

End

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


BT Group PLC
(Registrant)


By: /s/ Patricia Day
--------------------
Patricia Day, Assistant Secretary.


Date 29 August, 2006